Contact

www.linkedin.com/in/
nealaanderson (LinkedIn)
www.abtv.com (Company)
www.facebook.com/ABTVandCo
(Other)
abtv.com/bioanderson.html (Other)

Top Skills

Restructuring

Commercial Finance

Corporate Finance

Certifications

CTP(Certified Turnaround
Professional)

CFE (Certified Fraud Examiner)

Neal Anderson

CEO at Acme-McCrary
Asheboro, North Carolina, United States

Experience

Acme-McCrary
CEO
September 2012 - Present (11 years 5 months)
Asheboro, NC

Anderson Bauman Tourtellot Vos & Company
Founding Principal
1989 - March 2016 (27 years)

VF Corporation
VP-Consumer Marketing
1986 - 1989 (3 years)

Blue Bell
Division President
1970 - 1986 (16 years)

Central Soya
Office Manager
1968 - 1970 (2 years)

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Education

University of North Carolina at Chapel Hill
BS, Business Administration · (1962 - 1966)